Exhibit 99.7
ET Now Question and Answer Session

INFOSYS LIMITED
ET NOW QUESTION AND ANSWER SESSION
Q1 FY 14 RESULTS
July 12, 2013

CORPORATE PARTICIPANTS

S. D. Shibulal
Co-Founder, Chief Executive Officer & Managing Director

Rajiv Bansal
Chief Financial Officer

B.G. Srinivas
Member of the Board; Head-Europe and Global Head-Financial Services & Insurance

Steve Pratt
Head–Consulting & Systems Integration; Member–Executive Council

Ashok Vemuri
Member of the Board, Head-Americas and Global Head-Manufacturing and Engineering Services

Gautam Thakkar
Infosys BPO - Chief Executive Officer and Managing Director

INTERVIEWER
ET Now

Interviewer

Welcome to Earnings Call to walk us through what lies ahead for Infosys for the rest of the financial year and how things have moved for the company for the quarter gone by. The CEO and the CFO, they both join us, Shibulal and Rajiv.

Gentlemen, great to have you back on ET Now, thank you for joining us. Shibu, this is your first media interaction after your Q1 numbers. So first a broad take on how things have moved for the quarter gone by. You have not cut your guidance which is fantastic. But you have always used a word ‘cautiously optimistic’, should one focus on the cautious part or the optimism part?

S.D. Shibulal

Both.

Interviewer

They both cannot co-exist, can they?

S.D. Shibulal

We have done reasonably well in Q1. Revenues have grown by 2.7%. In constant currency terms, it has grown by 3.4%. Volume has gone up by 4.1%. We had strong client additions, we have added 66 new clients in Q1. Our top clients have grown. The largest client has grown by 11% this quarter and the top 10 have grown by 4% this quarter. Our dependency on the discretionary spend has gone up. If you look at Q1, almost 34% of our revenues come from discretionary spend. I was on the road for most part during the quarter and I met a number of clients. Their sentiment towards Infosys continues to be very positive. But at the same time there are clouds in the horizon. So for example, in US, the immigration bill is in progress. There is no clarity on where it will end but it is in progress. In Canada, we have seen some regulatory changes just now. In Australia, there have been been some regulatory changes about a week back. So our dependency on the discretionary spend is high and that continues to be under stress. We are seeing some regulatory issues across the globe and cross-currency movements are impacting us. This quarter we lost $13.4 mn in revenue because of cross-currency movements. So while we have done reasonably well this quarter we remain cautiously optimistic. We are extremely energetic, we are enthused, our people are really working hard and they are very enthused about the future. But we remain cautiously optimistic. We have not revised our guidance, we have kept it at 6%-10%.

Interviewer

Shibu I like how you continue to say it in one breath, ‘cautiously optimistic’ so I do not know what to focus on? But the biggest thing that has happened in the last quarter has been Mr. Murthy’s has come back. Tell us how things have changed, I mean, did you guys sit down, zero on things, chalked down a plan on how things are going to be from here onwards?

S.D. Shibulal

Mr. Murthy has come back and he has been here only for now 2 months. Of course, there has been a lot of activity. As you know, Mr. Murthy is always focused on ‘superior financial performance’ which is growth and margins. So there have been a number of discussions.

Interviewer

You are not saying anything, number of discussions, we need details?

S.D. Shibulal

The matters are internal to the corporation and those discussions lead to actions and those actions are already in progress.

Interviewer

We will talk about some of the specific actions, Shibu. But Rajiv, give me a sense of the margin trajectory? Because you have indicated that the margin trajectory may not stabilize because at the current juncture there are multiple headwinds for Infosys.

Rajiv Bansal

Absolutely. If you look at our first quarter, we have done reasonably well in terms of growth and also on the margins. Our operating margins have remained flat at 23.5% compared to last quarter. We had a lot of headwinds as we moved into this quarter. We gave our US wage increase in February, the full quarter impact of that was coming this quarter. We have a pricing decline of 0.7% which impacted us this quarter. We had a lot of cross-currency movement. As Shibu was saying, we lost almost about $13.4 mn of revenue this quarter only on a cross-currency basis. I think if you consider all these things, we have done reasonably well. Yes, the rupee depreciation did help us. It helped us roughly about 1.2% on the margin front, but considering all the headwinds that we had, we did reasonably well in Q1. Moving into Q2, we have announced wage hike effective July for most of our employees, offshore would be at 8%, overseas would be about 3% and sales hike which has got impacted in May, the full quarter impact will come in the next quarter. I think those are the headwinds that we have in addition to what we already had seen as we move into the next quarter. As Shibu was saying, the discretionary spend continues to be a challenging. If you look at most of the industry reports, if you look at the data which is getting published, I think we are not seeing an uptick in discretionary spend in the market and that is likely to put more pressure on the pricing because we have a disproportionately higher percentage of our revenues coming from discretionary spend. It is a right mix which helps us in managing our pricing profile. To some extent, I think those are the headwinds that we move into the next quarter. As Shibu was saying we are very focused on delivering high quality growth. I think we are focusing both on the growth and the margins and all of us are very focused on making it happen.

Interviewer

Give me a margin band? Because if you are not changing your guidance, I am sure you have a handle on your margins.

Rajiv Bansal

We have given revenue guidance. We have not given EPS or margin guidance for this year. But as I said, our margin next quarter would get impacted by roughly about 300 basis points only on account of wage hike. We will have to wait and see how the rupee moves and how the cross-currencies move. There are many factors today, a very volatile environment we are in. I think we will have to wait and see on some of these things. I think we have enough levers with us in terms of how to manage some of this volatility. But I think beyond that it becomes difficult. I would expect wage hike to impact about 300 basis points next quarter.

Interviewer

Shibu, the need of the hour clearly seems to be energizing your sales. How do you plan to achieve that? And I am guessing this would be one of the pointers that you must have discussed with Mr. Murthy and now with Basab’s exit, does that derail some of your plan?

S.D. Shibulal

First of all our sales is very energized. In fact, this quarter we had 7 large wins. We have just rolled out a compensation increase for sales which was effective May 1st which got absorbed in Q1. Our sales is in the industry verticals. We have 4 industry vertical heads – Ashok, BG, Pravin and Prasad, who are leading sales. Basab’s role was actually overall sales transformation responsibility. Ashok has just stepped in and taken over that in the interim. When a change happens, there is an interim or a short-term impact. I do not expect any long-term challenges because of that.

Interviewer

So suffice to say that the sales would be energized for the next few quarters as well?

S.D. Shibulal

I think they will ‘continue to be energized’ is the right phrase to use.

Interviewer

Shibu, the key problem for Infosys is growth. When do you see growth coming back? Because if growth comes back, margins and utilization will improve.

S.D. Shibulal

We are focused on growth in three different dimensions. #1, we are focused on creating growth through our offerings. If you look at the last many quarters, Consulting and Systems Integration has done fairly well. Our BITS business has lagged behind in growth compared with our own average and BITS is a very large percentage of our business, 62% of our revenue comes through BITS. In the last 3 quarters, we have put in a lot of effort in creating growth in BITS. As I said in the second half of last year, we have a $1 bn of TCV booked. But these are 3 to 5 year deals. So if you book $1 bn of TCV, you will only get 20% of that in the second year. The TCV which we book this year will covert to revenues at 8-10% this year (of the TCV). We are continuing to focus on large opportunities. While there are opportunities out there, if you read some of the industry reports, you can clearly see that a majority of them are rebid, and rebid opportunities are generally price-sensitive. We need to balance the growth with our margin aspirations and we will continue to do that. But growth will happen through these 3 offerings and client additions. That is another channel, we have added 66 new clients this quarter.

Interviewer

For the first time you are not using the term, “Infosys 3.0 Strategy.” Is there a reason? because that is what Mr. Murthy indicated at the AGM.

S.D. Shibulal

What Mr. Murthy indicated was that we will continue to focus on 3 offerings. The Infosys 3.0 is about client relevance and growth in all 3 offerings - Products and Platforms, Business and IT Operations and Consulting & Systems Integration. As I mentioned, Consulting and Systems Integration has done fairly well, it is 34% of our revenue. There is a tremendous amount of focus being put into the Business and IT Operations. Products and Platforms actually has done well this quarter. We have added $40 mn in bookings. In Financial Services alone, we have closed 5 platform deals. One of our platforms, Cloud Ecosystem has been sold to 10 clients. The important thing about Platforms and Products is multi-client. I look at 10 clients in a period of about 12 months as a good indicator.

Interviewer

Rajiv, financially, do you have the kind of elbow room wherein you can balance investments in sales going forward as well as keep your employee morale high or do you think it is going to be at the cost of profitability?

Rajiv Bansal

We have enough elbow room to be honest. If you look at utilization, it is still much below what we would like it to be. We would like the utilization to be roughly about 80%, today it is about 74.3%. That gives you a huge elbow room. We have other levers like onsite-offshore mix, productivity improvement, so we have enough elbow room. But yes, in the short run some of these may not happen. When you give a wage hike almost across the board at 8% offshore and 3% onsite, it is going to show up in the margins immediately in the next quarter. That has happened constantly if you look at our numbers in the last many years. The first quarter would typically show a decline primarily because of the wage hikes that would kick in. But if the growth is good, that will ensure the utilizations move up and if utilization moves up it will start showing up on our margins. So growth is a key factor here in terms of ensuring that the margins are kept at a certain level.

Interviewer

Shibu, we have a new segment wherein our viewers can ask questions directly to the CEO, that is ‘Ask Your CEO.’, so I have a question coming in from Mr. G. Vaidyanathan, he has asked why are you not distributing a better dividend for shareholders, if Infosys has not been able to deploy even 25% of the cash holdings in the last 3 years? I think that is a very valid question, every shareholder would want to know that.

S.D. Shibulal

We have a very well-articulated policy for dividend - up to 30% of our profit after tax for a year is distributed as dividend. This issue gets debated in the board, but at this point in time we have very well articulated policy for dividend. Cash is strategic to us. It allows us to make investments for our organization, it allows us to make investments for our people, it allows us to do acquisitions as and when required. We did an acquisition about 2 quarters back. Also in the current environment where there are some regulatory challenges coming in, our first priority has to be to make sure that our service delivery to our clients do not get interrupted. That might need some investments going forward because of some of the challenges which are coming.

Interviewer

How long would Mr. Vaidyanathan have to wait for dividend?

S.D. Shibulal

At this point in time, the policy is 30%.

Interviewer

Rajiv, just think about it, if you give out more cash, your return ratios will automatically improve and I am sure that is something markets are likely to cheer. What is stopping you back? I know there is a policy in place, but the policy could change.

Rajiv Bansal

We do not look at only return ratio when you are running a business. As Shibu was saying, if you look at the regulatory environment around the globe, it is very challenging. You may have to make certain large investments because you have to ensure that the business does not get impacted and commitments to the clients are met on time. The way we look at it is that it is only $4 bn of cash, in dollar terms it has actually come down. The fact is that, as Murthy also said, in the short-term we have to focus on BITS, in the long term we have to move towards more automation, more products, more transformation deals and that will require certain amount of investment and capability being bought over. Considering all the factors that we have seen, we believe that our dividend policy of upto 30% is the right policy and at this point of time there is no reason to re-look at it or change it.

Interviewer

Rajiv, how many more quarters before you up the lower end of your guidance?

Rajiv Bansal

I do not know. It is a very difficult question to answer, but I think we have to see a couple of quarters of consistent performance. If you look at the last couple of quarters, it has been 1 good quarter followed by 1 bad quarter followed by another good quarter. I think we have to see a couple of quarters of good performance and that gives you the confidence to really go and take a view on the numbers and up the numbers.

Interviewer

Two more quarters, then you could change your guidance?

Rajiv Bansal

In 2 more quarters, we will be in the 4th quarter, so you will automatically know what our numbers are (laughs).

Interviewer

What is the last message to the shareholders really? Worst over? Good times ahead? Or fasten your seat belts? Because it is going to be a volatile and rocky ride

S.D. Shibulal

As I said we have done reasonably well in Q1 and we remain cautiously optimistic.

Interviewer

Final question is the US Immigration Bill giving you sleepless nights.

S.D. Shibulal

It is a matter of concern for the industry because there are some clauses in the immigration bill which Senate has passed which could impact our operations. It is nowhere near conclusion because the House bill is yet to be passed and then there will be reconciliation between these two bills and then it will become law. We will watch it very carefully but more importantly, we are in constant conversation with our clients. We need to make sure that our service delivery will not get impacted and our clients understand that it is an industry issue. We are working very closely with our clients to make sure that we have a plan which is executed, as and when the bill becomes a reality.

Interviewer

Okay Shibu, Rajiv good to have you guys and interact with you on ET Now.

Interviewer

You have heard the CEO the CFO and now to talk about the other verticals we are joined by Steve Pratt and B.G. Srinivas. Gentlemen good to have you back. Thank you for joining us.

BG let me start with you because there is good news and the BFSI vertical has managed to exhibit a strong sequential growth. What was the secret sauce there for you because your CEO just told me that the environment is not all that conducive but you are growing?

B.G. Srinivas

In FSI sector, as such compared to this time this last year, we have seen a fair degree of stability across banking, capital markets and insurance. We have also seen activities where we have been able to capitalize on. Cost optimization is one of the biggest initiatives within the entire sector and we have been favorably capturing that part of the business. There have been also vendor consolidation initiatives within our existing clients and again we have won positively on that front as well. At the same time 2 other areas where we have seen an uptake in terms of investments though it is discretionary to some degree, are client-centric applications (client engagements, new channels, KYC, on boarding programs) and analytics. We have seen upsurge in investments in these areas. We are very well positioned, we have captured portion of the revenue share. The third area which is mandatory today in today’s highly regulated environment is on the risk and compliance. These are some of the engagements where we have had wins in US, some of the wins in Europe and few wins in Australia. We have built on that momentum. The overall deal pipeline in BFSI is relatively good. Decision making while it is slow, its happening and so far so good.

Interviewer

Stephen, I am going to come to you now. How is the consulting business panning out and is focus now back to bread and butter mean de-emphasis on consulting and platform.

Steve Pratt

Consulting has become part of our bread and butter. I think this Quarter was a very good beginning for the year. In Consulting and Systems Integration, the key to successful business is to add increasing business value to our clients. Our people are very excited about what we are doing for our clients. For instance, this quarter we were able to help one of the major retail brands have a significant increase in their profits by doing inventory allocation in a more intelligent way and had a real breakthrough. We are doing exciting things to help clients in productive pipeline management for oil fields. Once we add value to our clients in an increasing way which we have been doing and we are accelerating in that area, the business will follow. People are very excited about this. What really gets us jazzed up is to do great work for our clients.

Interviewer

What about the quarters ahead, is the pipeline looking strong?

Steve Pratt

Yes I think like everyone else has said, we are cautiously optimistic.

Interviewer

That is for overall business, what about consulting business, are you cautiously optimistic there as well or is that a different story?

Steve Pratt

Yes, I am excited. I think our people are really fired up. Like I said, we are doing great work for our clients, The pipeline is there and it will continue to be there. This quarter we grew 5.5% in USD and in constant currency we grew at 6.3% and it is a good beginning into the year.

Interviewer

BG, whereas consulting according to Stephen could be the new bread and butter business for Infosys, the traditional bread and butter business has been the BFSI space. Is there some thinking in the organization now that Infosys needs to go and regain their lost market share in the BFSI business? Are you aggressively positioning yourself and in order to do that are you ready to compromise on rates?

B.G. Srinivas

In the banking & capital markets, there are 3 very segments of our service offering which are coming to play. The Consulting and Systems Integration service line is relatively smaller at this point in time but we are making investments in that area as well because clients are looking at simplification and simplification leads to transformation of their existing processes. That’s where the consulting play is. Interestingly in the last 3 months, we have had 5 distinctive wins in the platforms space. This is a new emerging area where clients are looking at ‘why should I invest in fixed cost if I get a clear degree of benefits both in terms of cost and flexibility (by buying platforms), if I subscribe to services which is offered on-demand’. These are the 2 areas where we will continue to focus in terms of strengthening and positioning ourselves well. In the traditional business IT transformation space where it is extremely high degree of competitiveness, you need to keep the cost low. We are working on improving our effort productivity. If we are able to deliver same with less effort, we can be more competitive. It is not necessarily always about pricing but it is about the total cost of ownership. In that context we have made significant efforts in automation. We have made significant efforts in reducing the actual time to execute on business IT transformation programs and that is where we believe that we can get an upsurge in revenues when we compete in large outsourcing deals.

Interviewer

BG are your confident though of more deal wins because the regulatory environment is Australia as well as Europe is now changing and it is fluid.

B.G. Srinivas

Not so much in Europe. In Australia yes, they have promoted something new. We always look at when there is something new hitting us in terms of headwinds, how do we counter that? Our strategies is to try and see what we can do immediately to comply with the new regulations, that is a must. Number 2, what are the alternative models of engagements and we can continue to innovate the operating models. For example we can talk about the offshore onsite ratio. That is a significant leverage we have to manage moving more work offshore when there are limitations in executing certain operations onsite.

Interviewer

Lodestone, what is happening there?

Steve Pratt

I love Lodestone.

Interviewer

Single digit business, single digit margin business and single digit answer (laughs)

Steve Pratt

Lodestone has a lot of potential. I think the quality of their people is excellent. The quality of leadership is excellent. I think it is a great strategic fit for us because it builds out of Continental Europe from the front-end. The way to measure the profitability of Lodestone is with all the business which comes from Infosys. We have work to do in Lodestone and in all the other parts of the business. We are working very hard and we are optimistic.

Interviewer

You are sounding more excited about Lodestone ever since Bala has started heading that initiative?

Steve Pratt

I have been excited about Lodestone because that is why we did the deal. What Ronnie and his team have built is really an excellent company. There are some things that we need to continue to work on. I am working very closely with them but I think its a good strategic move for Infosys because it builds Continental Europe and the front-end consulting and the expectations is that the front-end consulting will also drive transformation technology work on the Infosys side. So I think it’s a good move.

Interviewer

BG when it comes to Europe what are the key challenges right now because economically that entire region seems to be a flux?

B.G. Srinivas

I agree with you. As far as the macro economic situation is concerned, definitely it is continuing to be very slow. Whether it is UK, Germany, France, we are seeing overall significant challenge in terms of macro environment. However if you take our client situation while they are also impacted by what is happening in the region, most of them have looked at alternative options. Most of the large manufacturing base in Continental Europe is expanding in emerging markets. They are looking at growth in China, Brazil, India and other emerging markets. So there is a resurgence of investments which is happening outside Europe. Since we are a global player, we are supporting our European clients in their global operations. In spite of what is happening in the macro environment, we are able to gain traction. Our pipeline in Europe is relatively good. We have had 12 new account openings in Europe in the last quarter. We are definitely taking advantage of the service lines and our global presence to support them on their initiatives. Even in Europe, there are cost optimization and transformational initiatives. In the Continent, for example one of the platform wins we had in financial services, was in Europe. They are looking at newer operating models because traditional means of saving costs are not working out. It is more or less optimized. They are looking at newer operating models.

Interviewer

BG final take on Europe because it has managed to grow, I completely agree with you but for the quarter gone by, the growth not has been sub par. Was that a one-off because of some cross currency hit?

B.G. Srinivas

There were two reasons. One was of course the cross-currency movement, the other one was a successful closure of 3 large transformation programs. So it is a quarterly stuff, I would not say it is a secular trend.

Interviewer

Okay then I am going to leave it at that good chatting with both of you BG as well as Stephen good having you on the show as always.

I have got with us Ashok Vemuri as well as Gautam Thakkar to chat about Infy. Ashok, I am going to start off with you. The US recovery has been good ever since the last quarter do you think clients are spending more now or do you think the US Immigration Bill is too much of an overhang right now?

Ashok Vemuri

I would say that. If you look at our performance in the US, it is up by about 4.9% quarter-on-quarter which is clearly a reflection of where the US economy is. But I think it will be too early to call the fact that the confidence is back or demand is back in as much in as a larger quantum as we would like it to be. Clearly there is improvement in consumer confidence, if you look at the CEO confidence index, that is up. Corporations have cash and that has to necessarily get translated now into demand. If you look at the macroeconomic indicators or if you look at the companies, inventories are down. For example auto sales are up, but that has fully not yet translated in to a demand which can actually then convert into a technology spend. I would not categorize something like an immigration reform as being an overhang on spend. It is something that is predominantly something to do with undocumented workers. It is more a function of the 11 mn people who are in the country who need to find a permanency to solution. The rest of the factors with regard to other skilled workers, etc., has not yet necessarily found the attention of corporations.

Interviewer

So are our US clients currently confused or are they not eager to spend?

Ashok Vemuri

Well I think they are still waiting it out. They are beginning to loosen their purses. It has not yet gotten to a discretionary spend area which is a big focus area for us. I do not see that being too far away if we continue to perform in the same reasonable fashion that we have, for that to get translated with the investments that we have made in Products and Platforms in the Consulting and Systems Integration space. But I would categorize that as a little too early to call.

Interviewer

So how many deals have you seen in the first quarter and what is the pipeline looking like?

Ashok Vemuri

We had 7 large deals. A significant number of them are from the US. Fortunately for us it is well-distributed. It is spread across all the verticals. That gives a sense of comfort that is not concentrated on a particular sector. The pipeline is fairly decent. I would not jump to too many conclusions on that. We will have to continue to perform the way that we have. We have to be consistent in terms of driving profitable growth and the fact that we have a senior management team that is intact, in place, is motivated and the employees are enthused, should get us to where we want to be.

Interviewer

Are you excited that the BPO business which is a separate subsidiary is growing irrespective of what is happening to the core business. The run rate of the BPO business is actually double that of the big business?

Gautam Thakkar

I think we have done reasonably well. If I look at yoy growth rate, we have grown by about 14.5%. I think there is a positive momentum. We had some good wins in the first quarter which would determine how the rest of the year typically goes. I heard BG talk about some of the platform deals which was very much an integrated deal. We are seeing a lot of that in the market as well. I think the focus is clearly shifting on to large deals. A lot of them are integrated along with technologies, consulting as well as BPO. So I think there is a reason to be optimistic.

Interviewer

Ashok, I am going to come back to the Immigration Bill. By when do you expect complete clarity on the bill and more importantly, are clients now worried about the outplacement clause as well?

Ashok Vemuri

I think the United States has been trying to do comprehensive immigration reform that for a very long time. They have probably gotten the farthest they ever have. It is past the Senate. It is going to be discussed in the House. The early indicators are that it will meet some resistance and there will be forced through changes. It will then go to the Committee and that is where it will probably get ironed out in its entirety. I do expect that to take a bit of time and till we actually hear from them, we will not be able to make any kind of a judgment. But are we watching it, are we trying to mitigate some of the risks as a result of that and are we including that in our part of our strategy discussions? Absolutely yes.

The outplacement thing is of course the most damaging for the Indian IT service industry or any global IT services industry company. I think that will play out the way it plays out. There is nothing that we can do to get in to the House of Congress and try and change that. All we can do is plan for it and mitigate it and that is exactly what we are trying to do.

Interviewer

But Ashok, whichever way I cut and dissect I understand the environment is challenging for your IT business but the contribution from Americas has been rather volatile. We do not have a linear trend there, why is that?

Ashok Vemuri

I think it is very linear. In fact the Americas has not performed well at all in the last one year, so it has been declining. Now we have seen a pick up and that is a reflection of the returning confidence, if you will. It is a function of the economy itself doing well. It is also a function of re-dedicating ourselves to drive a significant portion of our growth in a profitable fashion and an uptake in our consulting business, uptake in some of the investments that we have made in Products and Platforms.

Interviewer

So Ashok, are you considering more acquisitions to drive higher value added services?

Ashok Vemuri

Well, acquisitions is a function of synergies. We have the money to spend would we like to spend it on something that will add value to us and the minute somebody shows us something that is actually accretive to us both on the top and bottom line at the same time, we will jump right in to it.

Interviewer

The BPO business like you mentioned that you are excited about the prospects, are you confident of maintaining the current double digit growth rate there?

Gautam Thakkar

If I look at last year, I think we were at the top end of the NASSCOM estimates and we beat the NASSCOM estimate. This year also we believe that we will be at the top end of NASSCOM estimates for the BPO industry which is between 12%-14%. As I said there is enough traction in the market. In our business when the economies are in turmoil, I think the first thing they look at is the ways and means to cut cost and that is where lot of the BPO business actually comes in front.

Interviewer

The common perception is that BPO is a low-end business, it is high volume but low in margins business, would you like to challenge that perception?

Gautam Thakkar

Absolutely. If you look at our operating margins today we are almost about 21.5% operating margins.

Interviewer

One of the highest in the industry.

Gautam Thakkar

It is the highest in the industry. We have actually been in a position where we have been able to come out very strongly and say that you can run a profitable BPO business. The other thing you need to understand is that a lot of our work that we actually do is in the value-added segments where we essentially go in on the data side and help customers transform their business. The platform that Infosys has is this huge client base which gives us more reason to be optimistic.

Interviewer

So Ashok is careful, Stephen was excited; are you happy about the BPO business?

Gautam Thakkar

If you look at the way we performed from the first quarter of last year to first quarter of this year, we have had about 14.5% growth which I think is reasonably good.

Interviewer

Right gentlemen, I really appreciate your time and good luck for the rest of the financial year. Thank you so much and thank you for your wonderful insights.